Exhibit 99
T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2008 RESULTS
BALTIMORE (July 25, 2008) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its second quarter 2008 results, including net revenues of nearly $587 million, net income of $162 million, and diluted earnings per share of $.60, an increase of 3% from $.58 per share in the comparable 2007 quarter. Net revenues were $551 million in the second quarter of 2007 when net income was also $162 million. Weighted average shares outstanding have decreased from the 2007 period due to the ongoing common share repurchase program. Over the twelve month period ended June 30, 2008, the firm has repurchased more than 4%, or 11.2 million, of its outstanding common shares.
Investment advisory revenues were up almost 7%, or $31.2 million, from the comparable 2007 quarter. Assets under management increased 2.4% from March 31, 2008, to $387.7 billion at June 30, including $233.3 billion in the T. Rowe Price mutual funds distributed in the United States and $154.4 billion in other managed investment portfolios. Net cash inflows from investors in the second quarter of 2008 totaled $8.1 billion. Changes in market valuations and portfolio income in the 2008 quarter added $1.0 billion to assets under management.
Results for the first half of 2008 include net revenues of more than $1.1 billion, net income of nearly $314 million, and diluted earnings per share of $1.15 – an increase of 5.5% from $1.09 per share in the 2007 period. Assets under management are down 3.1% from the beginning of 2008 as cash inflows from investors of $17.8 billion have been more than offset by market valuation declines of $30.1 billion during the period.
Financial Highlights
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased 4.0%, or $13.6 million, to $349.5 million in the second quarter of 2008. Average mutual fund assets were $242.6 billion in the 2008 quarter, an increase of 4.6% from the average for the comparable 2007 quarter. Mutual fund assets at June 30, 2008 were up $2.8 billion or 1.2% from the end of March 2008, but down 5.2% from the beginning of the year. Net inflows to the mutual funds were $2.4 billion during the second quarter of 2008. International and global stock funds had net inflows of $1.2 billion, the U.S. stock funds added $.7 billion, and the bond and money funds added $.5 billion. The Emerging Markets Stock Fund attracted $.6 billion of net inflows during the second quarter of 2008. Income and changes in market valuations in the mutual funds increased fund assets under management by $.4 billion during the 2008 quarter.
The target-date retirement investment portfolios, which provide investors with single, diversified portfolios that invest in specific underlying investment portfolios and automatically adjust asset allocations as investors age, continue to be a significant source of assets under management. During the 2008 quarter, net inflows of $2.3 billion originated in target-date retirement portfolios, including net inflows of $1.1 billion into the target-date funds after taking into account that $1.2 billion was moved in June from the funds to target-date investments included in other managed portfolios. Assets in target-date investment portfolios have grown from $30.7 billion at March 31, 2008, to $32.9 billion at the end of June, and now account for 8.5% of the firm’s assets under management and 13.6% of its mutual fund assets.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored investment funds which are offered to investors outside the U.S., and variable annuity insurance portfolios, were $145.8 million in the 2008 quarter, an increase of $17.6 million from the comparable period last year. These portfolio assets were up $6.3 billion or 4.3% from the end of March 2008. Net inflows for the 2008 quarter were $5.7 billion from U.S. and international institutional investors and third-party financial intermediaries, including the $1.2 billion from the target-date Retirement Funds. Income earned in these portfolios and changes in market valuations increased assets under management by $.6 billion during the 2008 quarter. Investors outside the United States now account for more than 10% of assets under management.
Operating expenses were $328 million in the second quarter of 2008, up $28 million from the 2007 quarter. The largest expense, compensation and related costs, increased $21 million, or nearly 11%, over the comparable 2007 quarter, primarily due to increased staff size, higher salaries, and the accrual for annual bonus expense. The firm has increased its staff to handle increased volume-related activities and other business opportunities, and at June 30, 2008, employed 5,308 associates.
Advertising and promotion expenditures vary period-to-period in response to investor interest and in the second quarter were down $1.7 million from the 2007 quarter. Investor sentiment in this uncertain market environment has caused the firm to reduce its planned spending on advertising and promotion over the balance of 2008. Spending in the third and fourth quarters of 2008 is now expected to be comparable to the second and first quarters of 2008, respectively. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand the investor base in the United States and abroad.
The provision for income taxes as a percentage of pretax income for the first six months of 2008 is 38.6%. The second quarter and six-month provisions include $2.5 million for prior years’ estimated interest and taxes. The firm’s estimated effective tax rate for the full-year 2008 has been increased from 38.2% to 38.5% to reflect these charges.

Management Commentary
James A.C. Kennedy, the company’s Chief Executive Officer and President, commented: “The firm’s investment advisory results relative to our peers remain strong, with at least 76% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the three-, five-, and 10-year periods ended June 30, 2008, and 57% outperforming for the one-year period. In addition, 81 of the T. Rowe Price stock, bond and blended asset funds across their share classes, which account for more than 62% of our rated funds’ assets under management, ended the quarter with an overall rating of four or five stars from Morningstar. These four- and five-star-rated investments represent 57.0% of our rated funds and share classes, compared with 32.5% for the overall industry.
“Our second quarter performance was achieved during a tough market environment in which major U.S. stock indexes experienced marked volatility. Investor sentiment deteriorated amid sluggish economic growth, rising food and commodity prices, and the continuing fallout from the housing downturn and credit crunch. While the start of the third quarter saw further financial market declines, by mid-July lower oil prices and improving investor sentiment had produced some rebound in equity valuations.
“Looking ahead, the credit crisis, deleveraging financial institutions, and inflationary pressures continue to be a brake on the economic recovery. However, for the long-term, market turbulence such as we’ve seen this year often creates attractive buying opportunities.
“In spite of a very unsettled financial environment, we remain encouraged by our solid investment management results and the pace of net cash inflows across our distribution channels. Our strong capital position gives us the financial flexibility to weather turbulent markets and the ability to continue to invest for the future.
“Our expected capital expenditures for 2008 will be comparable to 2007 spending at approximately $150 million. We have expended $425 million so far this year to repurchase 8.2 million of our common shares, compared to share repurchases totaling $320 million for all of 2007. These expenditures are being funded from our available cash positions. We remain debt-free with substantial liquidity, including cash and investment holdings of $1.5 billion.”
In closing, Mr. Kennedy said: “We are proud of our associates for staying focused on our clients during these turbulent times. We believe our globally diversified investment and distribution expertise, and our long-term investment perspective serve our clients and fund shareholders quite well. The outlook for T. Rowe Price remains very strong.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2008 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more information on the company’s unaudited financial results.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s Form 10-K and Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Six months ended
	6/30/2007	6/30/2008	6/30/2007	6/30/2008
Revenues
Investment advisory fees	$464.1	$495.3	$889.1	$965.4
Administrative fees	86.7	90.9	169.8	179.7
Investment income of savings bank subsidiary	1.5	1.5	3.0	3.0

Total revenues	552.3	587.7	1,061.9	1,148.1
Interest expense on savings bank deposits	1.2	1.2	2.4	2.5

Net revenues	551.1	586.5	1,059.5	1,145.6

Operating expenses
Compensation and related costs	197.0	218.0	381.2	425.4
Advertising and promotion	21.9	20.2	53.7	56.7
Depreciation and amortization of property and equipment	14.0	15.6	27.7	30.6
Occupancy and facility costs	22.7	24.9	44.1	50.0
Other operating expenses	44.4	49.2	82.8	94.2

	300.0	327.9	589.5	656.9

Net operating income	251.1	258.6	470.0	488.7
Net non-operating investment income	11.7	7.8	23.5	22.1

Income before income taxes	262.8	266.4	493.5	510.8
Provision for income taxes	100.6	104.2	188.4	197.1

Net income	162.2	162.2	305.1	313.7

Earnings per share
Basic	$.61	$.62	$1.15	$1.20

Diluted	$.58	$.60	$1.09	$1.15

Dividends declared per share	$.17	$.24	$.34	$.48

Weighted average shares
Outstanding	265.4	259.6	265.5	260.7

Outstanding assuming dilution	280.0	272.4	280.0	273.0

	Three months ended		Six months ended
	6/30/2007	6/30/2008	6/30/2007	6/30/2008
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$290.6	$296.8	$553.7	$579.2
Bond and money market	45.3	52.7	88.0	103.9

	335.9	349.5	641.7	683.1
Other portfolios	128.2	145.8	247.4	282.3

Total investment advisory fees	$464.1	$495.3	$889.1	$965.4

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$191.1	$194.4	$182.9	$189.5
Bond and money market	40.9	48.2	40.0	47.4

	232.0	242.6	222.9	236.9
Other portfolios	138.9	157.4	134.4	152.6

	$370.9	$400.0	$357.3	$389.5

	12/31/2007	6/30/2008
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$200.6	$185.0
Bond and money market	45.4	48.3

	246.0	233.3
Other portfolios	154.0	154.4

	$400.0	$387.7

Equity securities	$321.6	$305.6
Debt securities	78.4	82.1

	$400.0	$387.7

	Six months ended
	6/30/2007	6/30/2008
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities	$421.8	$453.2
Cash used in investing activities, including ($53.5) for additions to property and equipment in 2008	(142.0)	(43.2)
Cash used in financing activities, including common stock repurchases of ($369.7) and dividends paid of ($188.4) in 2008	(157.6)	(513.9)

Net change in cash during the period	$122.2	$(103.9)

	12/31/2007	6/30/2008
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$785.1	$681.2
Investments in sponsored mutual funds	773.0	730.5
Property and equipment	358.3	382.7
Goodwill and other intangible assets	668.8	668.5
Accounts receivable and other assets	592.1	586.9

Total assets	3,177.3	3,049.8
Total liabilities	400.2	397.6

Stockholders’ equity, 259.7 common shares outstanding in 2008, including net unrealized holding gains of $64.5 in 2008	$2,777.1	$2,652.2